For Immediate Release                                           May 14, 2003

    Snow Contributed to Third Quarter Earnings Decline at Bowl America

Bowl America Incorporated reported that per share earnings for its third quarter, which ended March 30, 2003, declined from $.33 a year ago to $.31 During the quarter the Company operated one fewer center than last year.
In addition heavy snowstorms resulted in closings at the Company's northern bowling centers and high snow removal costs. Non-peak time promotions increased the number of games bowled, but at a reduced price per game. The increased lineage continued into the fourth quarter.

In May, Bowl America closed its only remaining money-losing bowling center and entered into a contract for the sale of the property for $2,300,000. The transaction will close prior to August 30, 2003, on a date selected by Bowl America.

The $.12 quarterly dividend paid today made this the thirty-first consecutive year of increased dividends, a record which ranks 63rd among 11,200 companies surveyed for Mergent's list of dividend achievers.

Bowl America operates eighteen bowling centers in Maryland, Virginia and Florida and its stock trades on the American Stock Exchange with the symbol BWLA. The Company's SEC Form 10-Q is available at www.sec.gov on the Edgar System.